Exhibit 99.2

British Columbia Securities Commission
Ontario Securities Commission

Toronto Stock Exchange

June 23, 2017

Dear Sirs / Mesdames:

Re: Norsat International Inc. Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matter was put to vote at the adjourned 2017 annual general and special meeting of securityholders of Norsat International Inc. (the “Company”) held on June 22, 2017.

At the Meeting, approximately 64.87% of the outstanding Norsat shares and Norsat Options and RSUs were represented in person or by proxy. The report on the voting results is as follows:

Approval of Plan of Arrangement with Hytera Communications Co., Ltd.

A poll was conducted with respect to the approval of a plan of arrangement involving Hytera Communications Co., Ltd., Hytera Project Corp., and the Company. According to proxies received and the poll conducted, the plan of arrangement was approved with the following results:

		% Votes		% Votes
	Votes For	For	Votes Against	Against
Securityholders[1]	2,886,497	72.53	1,093,475	27.47
Shareholders	2,615,280	70.53	1,092,910	29.47
Shareholders, excluding the votes of certain insiders	2,241,355	67.22	1,092,910	32.78

Norsat International Inc.

“Arthur Chin”

Arthur Chin
Chief Financial Officer

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1 Securityholders mean the Norsat Shareholders, Option Holders and RSU Holders.